TIGER JIUJIANG MINING, INC.

March 28, 2013

Division of Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street, Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Sirs:

Re:	Tiger Jiujiang Mining, Inc.
Form 10-KA2 for year ended February 29, 2012 and Form 10-QA for the quarters ended August 31,
2012 and November 30, 2012
File Number 000-54567

We have reviewed your comment letter dated March 19, 2013, have made revisions to the above noted 10-K and 10-Q filings and have the following comments and responses. On this day we have filed on EDGAR amended 10-K filings for the year ended February 29, 2012, and 10-Q for the quarters ended August 31, 2012, and November 30, 2012, and have provided in the same filing a redline copy of each.

We have provided the information requested and have added an entire section on the ownership and regulation of mineral resources in China including the permitting provisions of mineral resources as well as exploration rights and the transferring of such rights on page 19. Also provided are the exact map coordinates of the Tiger property on page 16.

We have moved the previously provided maps to the Property section to page 16 and provided a summary of the geological information at that same section under the heading Property.

Form 10-QA for the Fiscal Quarters Ended August 31, 2012 and November 30, 2012

We have provided revised statements that management’s evaluation of controls and procedures were INEFFECTIVE at May 31, 2012. The originally filed documents contained a typographical error that carried through subsequent quarters and has now been corrected.

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/	“Chang Ya-Ping

Chang Ya-Ping
President

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com